SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces CEO Departure

Givatayim, Israel, May 15, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUSF), a leading provider of Stolen Vehicle Retrieval services, announced that Arik Avni, President and Chief Executive Officer, has resigned, effective immediately, for personal reasons.

Yossi Ben Shalom, Chairman of the Board of Directors, will fill Mr. Avni’s position until the appointment of a new Chief Executive Officer.

“I’m very proud of what Nexus has achieved during my tenure as CEO and am confident that in leveraging the company’s recent acquisitions, new operation in Mexico and its attractive markets, coupled with the management team’s focus on execution of our strategy, the momentum will continue. I wish the company, its shareholders, its partners and all of its outstanding employees nothing but success.” said Arik Avni.

On behalf of the board of directors, Yossi Ben Shalom said, “Arik made significant contributions to the changes in our strategic direction and we thank him for his service to Nexus over the past two years.”

The board is actively engaged in a search for a new CEO.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems, through the application of digital spread spectrum technologies. Nexus provides Stolen Vehicle Retrieval services in Israel Argentina and Mexico. Nexus’ subsidiary in Israel, Shagrir Vehicle Services Ltd is a leading provider of automobile repair and towing services.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact: Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111 e-mail: ronens@nexus.co.il

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman fo the Board of Directors

Date: May 16, 2005

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